SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED

INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐	Merger

☒	Liquidation

☐	Abandonment of Registration

☐	Election of status as a Business Development Company

2.	Name of fund:

CUSHING MLP INFRASTRUCTURE FUND II (THE “FUND”)

3.	Securities and Exchange Commission File No.:

811-23093

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒  Initial Application        ☐  Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

8117 Preston Road, Suite 440

Dallas, TX 75225

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Kevin T. Hardy, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive,

Chicago, Illinois 60606

(312) 407-0641

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Cushing Asset Management, LP

8117 Preston Road, Suite 440

Dallas, TX 75225

(214) 692-6334

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐  Open-end        ☒  Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Cushing Asset Management, LP

8117 Preston Road, Suite 440

Dallas, TX 75225

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

The Fund’s distributor was Quasar Distributors, LLC, 615 East Michigan Street, Milwaukee, Wisconsin 53202. However, the Fund never made a public offering of its securities. Securities were sold only to Cushing Asset Management LP, the Fund’s investment adviser, in a private placement to provide seed capital to the Fund.

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es): Not applicable.

(b)	Trustee’s name(s) and address(es): Not applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐   Yes        ☒  No

If Yes, for each UIT state:

Name(s):

File No.:

Business Address:

15. (a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒  Yes         ☐  No

If Yes, state the date on which the board vote took place:

September 14, 2017

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐   Yes        ☒  No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

Pursuant to the Declaration of Trust of the Fund, the Fund may be dissolved without unitholder vote if such dissolution is approved by 80% of the Trustees. On September 14, 2017, the Board of Trustees of the Fund unanimously approved a Plan of Liquidation and Dissolution for the Fund.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒   Yes        ☐  No

(a)	If Yes, list the date(s) on which the fund made those distributions:

October 13, 2017

October 25, 2017

(b)	Were the distributions made on the basis of net assets?

☒   Yes        ☐  No

(c)	Were the distributions made pro rata based on share ownership?

☒   Yes        ☐  No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐   Yes        ☒  No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐   Yes        ☒  No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒   Yes        ☐  No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐   Yes        ☒  No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

☐  Yes        ☒  No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐ Yes ☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐  Yes        ☒  No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22. (a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $800

(ii)	Accounting expenses: None.

(iii)	Other expenses (list and identify separately): None.

(iv)	Total expenses (sum of lines (i)-(iii) above): $800

(b)	How were those expenses allocated?

The expenses were allocated to Cushing Asset Management, LP.

(c)	Who paid those expenses?

The expenses were paid by Cushing Asset Management, LP.

(d)	How did the fund pay for unamortized expenses (if any)?

Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐  Yes        ☒  No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐  Yes        ☒  No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐  Yes        ☒  No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger: Not applicable.

(b)	State the Investment Company Act file number of the fund surviving the merger: Not applicable.

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: Not applicable.

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that: (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Cushing MLP Infrastructure Fund II; (ii) he is the President and Chief Executive Officer of The Cushing MLP Infrastructure Fund II; and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

THE CUSHING MLP INFRASTRUCTURE FUND II

By:	/s/ Jerry V. Swank
Name: Jerry V. Swank
Title: President and Chief Executive Officer